Exhibit 99.1
Response to Inquiry Relating to Press Reports

On August 8, 2016, in response to an official inquiry from the Korea Exchange on press reports that Shinhan Bank, our wholly-owned subsidiary, is considering an issuance of a Write-down Contingent Capital Securities in overseas markets, Shinhan Financial Group denied such reports and confirmed that Shinhan Bank is not considering such transaction at this moment, while it may consider an issuance of Korean Won-denominated Contingent Capital Securities in domestic markets subject to market conditions.